Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Guerrilla RF, Inc. for the registration of common stock, of our report dated October 25, 2021, with respect to the financial statements of Guerrilla RF, Inc. for the years ended December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about Guerrilla RF, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements. We also consent to the reference to our firm under the caption “Experts” in this registration statement.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

December 22, 2021